UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D
                Under the Securities Exchange Act of 1934

                      Thermadyne Holdings Corporation
                          (Name of Issuer)

                      Common Stock, $.01 par value
                      (Title of Class of Securities)

                         CUSIP No. 000883435109
                            (CUSIP Number)

                             Felix Kozodoy
                     Magten Asset Management Corp.
                          35 East 21st Street
                      New York, New York  10010
                             (212) 529-6612

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             June 25, 1996
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a state-ment on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /X/.

     Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE

                               SCHEDULE 13D

     CUSIP No. 000883435109

     1    Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above
          Person

          Magten Asset Management Corp.


     2 Check the Appropriate Box if a Member of a Group*
                    (a)
                    (b) /x/

     3    SEC Use Only

     4    Source of Funds*

          0

     5    Check Box if Disclosure of Legal Proceedings is

          Required Pursuant to Items 2(d) or 2(e) /x/

     6    Citizenship or Place of Organization

          Delaware

     Number of Shares Beneficially Owned By Each Report-ing Person With

     7    Sole Voting Power

          -0-

     8    Shared Voting Power

          2,909,773

     9    Sole Dispositive Power

          -0-


     10   Shared Dispositive Power

          3,428,773

     11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

          3,428,773

     12   Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares*

     13   Percent of Class Represented by Amount in Row
          (11)

          31.9%

     14   Type of Reporting Person*

          IA, CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
          PAGE

                               SCHEDULE 13D

     CUSIP No. 000883435109

     1    Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above
          Person

          Talton R. Embry

     2 Check the Appropriate Box if a Member of a Group*
                   (a)
                   (b) /x/

     3    SEC Use Only

     4    Source of Funds*

          0

     5    Check Box if Disclosure of Legal Proceedings is

          Required Pursuant to Items 2(d) or 2(e) /x/

     6    Citizenship or Place of Organization

          United States

     Number of Shares Beneficially Owned By Each Report ing Person With

     7    Sole Voting Power

          69,306

     8    Shared Voting Power

          2,909,773

     9    Sole Dispositive Power

          69,306

     10   Shared Dispositive Power

          3,428,773

     11   Aggregate Amount Beneficially Owned By Each
          Reporting Person

          3,498,079

     12   Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares*

     13   Percent of Class Represented by Amount in Row
          (11)

          32.5%

     14   Type of Reporting Person*

          IN

         *SEE INSTRUCTIONS BEFORE FILLING OUT!

          PAGE

     Item 1.   Security and Issuer

          This Schedule 13D relates to the common stock
("Common Stock") of Thermadyne Holdings Corporation (the
"Company"). The Company's principal executive offices are located at 101 South Hanley Road, St. Louis, Missouri
63105.

     Item 2.   Identity and Background.

          (a)  This statement is filed by (i) Magten
Asset Management Corp. a Delaware corporation ("Magten") with respect to the shares of Common Stock beneficially owned by investment advisory clients of Magten (the
"Investment Advisory Shares"), and (ii) Talton R. Embry
("Embry"; together with Magten, the "Filing Persons").
The sole executive officers and directors of Magten are
(i) Embry, (ii) Duane Roberts, ("Roberts") and (iii)
Robert Capozzi ("Capozzi"). Embry is the sole stockhold-er of Magten.

          (b)  The business address of each of Magten,
Embry, Roberts and Capozzi is c/o Magten Asset Management
Corporation, 35 East 21st Street, New York, New York
10010.

          (c) Magten is a registered investment adviser and currently is engaged primarily in the business of investing in securities for the accounts of its invest-ment advisory clients. The present principal occupation or employment of each of Embry, Roberts and Capozzi is as a managing director of Magten.

          (d) None of Magten, Embry, Roberts or Capozzi has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e)  On September 9, 1993, Magten Asset
Management Corp. ("Magten") and Talton R. Embry, without admitting or denying the allegations in a complaint by the Securities and Exchange Commission (the "Commis-sion"), consented to the entry of judgments enjoining them from violating (and, in the case of Mr. Embry, aiding and abetting violations of) anti-fraud and other provisions of the Securities and Exchange Act of 1934, the Investment Adviser's Act of 1940 and the Investment
Company Act of 1940. The Commission's complaint alleged principally that Mr. Embry failed to advise his clients of certain personal and proprietary trades relevant to the clients' holdings and to comply with certain report-ing requirements. As part of the settlement, Mr. Embry made a $1 million payment for the benefit of certain of Magten's clients.

PAGE

               At the same time, Mr. Embry, without
admitting or denying the allegations in an order filed by the Commission, settled a parallel SEC administrative action against Mr. Embry. In the settlement, Mr. Embry agreed to the appointment, for a period of five years, of an independent consultant approved by the SEC to oversee
Mr. Embry's personal securities transactions and to conduct biannual compliance audits of Magten. Gerald
Rath, Esq. of the firm of Bingham Dana & Gould, Boston,
Massachusetts, has been appointed and approved as the independent consultant.

               (f)  Magten is a Delaware corporation.
Embry, Roberts and Capozzi are each citizens of the United States.

     Item 3.   Source and Amount of Funds or Other
Consideration.

          The net investment cost for the 3,498,079 shares of Common Stock is $39,972,548. The consideration was obtained from the working capital of the accounts managed by Magten on behalf of its investment advisory clients as disclosed in Item 5(a) and from the working capital of accounts on behalf of trusts of which Embry is trustee and accounts on behalf of Embry's wife and minor children as disclosed in Item 5(b).

     Item 4.   Purpose of Transaction.

               Magten and Embry hold the Shares for
investment and not with the purpose of changing or influencing the control of the Company. Embry is a director of the Company. Neither Magten nor Embry has any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except Magten and Embry may dispose of some or all of the Shares, or may acquire additional shares of Common Stock for their own accounts or on behalf of Magten's invest-ment advisory clients, from time to time, depending upon the price of the Common Stock, market conditions, evaluation of alternative investments, and other factors.

     Item 5.   Interest in Securities of the Issuer.

          (a)  Magten has beneficial ownership of an
aggregate 3,428,773 shares of Common Stock of the Company, constituting approximately 31.9% of the 10,738,431 shares of Common Stock reported by the Company as outstanding as of May 6, 1996. All of these shares of Common Stock are beneficially owned by investment advisory clients of Magten (collectively, the "Investment
Advisory Shares"). Magten has shared voting power (with its investment advisory clients and Embry) with respect to 2,909,773 of the shares of Common Stock owned by these clients and shared dispositive power (with its investment advisory clients and Embry) with respect to all 3,428,773 shares of Common Stock owned by these clients.

PAGE

               Magten may be deemed to be the beneficial owner of the Investment Advisory Shares. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, Magten hereby declares that the filing of this
Schedule 13D shall not be construed as an admission that it is the beneficial owner of the Investment Advisory
Shares.

          (b)  Embry, as sole stockholder and a Managing
Director of Magten, may be deemed to beneficially own all the shares of Common Stock beneficially owned by Magten, as described in Item 5(a) above.

               Embry, as trustee of four pension trusts for the benefit of current and former employees of Magten including himself (the "Pension Trusts"), also has sole voting and dispositive power with respect to 56,640 shares of Common Stock owned by such trusts (collective-ly, the "Pension Trust Shares").

               Embry, has sole voting and investment
power with respect to 2,216 shares of Common Stock held by his minor children and with respect to 850 shares of Common Stock held by his wife (collectively, the "Family
Shares").

               Embry, as trustee for three trusts for the benefit of family members (the "Family Trusts"), also has sole voting and dispositive power with respect to 5,800 shares owned by such trusts (the "Family Trust Shares").

                The shares described in Item 5(a) as
beneficially owned by Magten with respect to which Embry may be deemed a beneficial owner, together with the additional shares described in this Item 5(b) with respect to which Embry may also be deemed a beneficial owner, aggregate 3,498,079 shares of Common Stock and constitute approximately 32.5% of the outstanding shares of Common Stock of the Company.

                 Pursuant to Rule 13d-4, Embry hereby
declares that the filing of this Schedule 13D shall not be construed as an admission that he is the beneficial owner of the Investment Advisory Shares, the Pension
Trust Shares (to the extent such shares exceed his and his wife's pro rata interest as beneficiaries of such trusts), the Family Shares or the Family Trust Shares.

          (c) Information with respect to all transac-tions in Common Stock effected by the Filing Persons during the 60-day period day ended the date hereof is set forth in Schedule A to this Schedule 13D and is incorpo-rated by reference herein.

PAGE

          (d)  The beneficial owners of the Investment
Advisory Shares have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of such shares. The following investment advisory clients of Magten have such an interest with respect to more than five percent of the shares of Common
Stock:  General Motors Employees Domestic Group Pension
Trust and Bankers Trust as Trustee for the Hughes Master
Retirement Trust.  The beneficiaries of the Pension
Trusts, the Family Trusts, Embry's wife and Embry's minor children have the right to receive dividends from or proceeds from the sale of the Pension Trust Shares, the Family Trust Shares, and the Family Shares, respectively.

          (e)  Not applicable.

     Item 6.   Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

               Magten is a registered investment adviser.

Magten has contractual relationships with its clients which authorize it to direct the acquisition and disposi-tion of securities and to direct the vote of such securities through a custodian bank appointed by the client. No contract, arrangement or understanding exists among Magten's clients or between Magten and any of its clients specifically with regard to the Company's securi-ties except that on June 25, 1996, Magten and the Company entered into an agreement whereby a restriction on Magten's ability to acquire additional Shares contained in the Company's Credit Agreement with various lending institutions was deleted and whereby Magten agreed that it would not acquire Shares that would increase Magten's voting power to greater than 50% of the total voting power of all outstanding Shares, except in certain circumstances, and that it would not sell more than 10% of the outstanding Shares to any person or group unless the acquirer agreed to make a similar offer to all stockholders.

     Item 7.   Material to be Filed as Exhibits

               There is filed herewith as Exhibit 1 a
Joint Filing Agreement between Magten Asset Management
Corporation and Talton R. Embry, dated as of June 13,
1996 as required by Rule 13d-1(f)(1).

               There is filed herewith as Exhibit 2 a
copy of the June 25, 1996 agreement entered into between Magten and the Company, as disclosed in Item 6.
PAGE

                      SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 25, 1996


               MAGTEN ASSET MANAGEMENT CORPORATION

               By:  /S/ TALTON R. EMBRY
                    ------------------------
                         Talton R. Embry
                         Managing Director


                    /S/ TALTON R. EMBRY
                    -------------------------
                         Talton R. Embry

PAGE

                      SCHEDULE A


             Transactions in Common Stock
         effected by Magten during the 60-day
          period ended as of the date hereof

             MAGTEN ASSET MANAGEMENT CORP.


DATE OF        NO. OF SHARES            PRICE
TRANSACTION    PURCHASED                PER SHARE


06/11/96       1,250                    $23.00

06/11/96       25,000                   $22.25

PAGE

            JOINT FILING AGREEMENT BETWEEN
          MAGTEN ASSET MANAGEMENT CORPORATION
                          AND
                    TALTON R. EMBRY

     AGREEMENT, dated as of July 25, 1996, between Magten
Asset Management Corporation ("Magten") and Talton R.
Embry ("Embry").

                 W I T N E S S E T H :

     WHEREAS, in accordance with Rule 13d-1(f) under the Act, only one Statement and any amendments thereto need be filed whenever two or more persons are required to file such a Statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or any amendments thereto is filed on behalf of them.

     NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

     Magten and Embry, do hereby agree, in accordance with Rule 13d-1(f) under the Act, to file a Schedule 13D relating to their ownership of the Common Stock, and do hereby further agree that said Agreement shall be filed on behalf of each of them.



               MAGTEN ASSET MANAGEMENT CORPORATION

               By:  /S/ TALTON R. EMBRY
                    ------------------------
                         Talton R. Embry
                         Managing Director


                    /S/ TALTON R. EMBRY
                    -------------------------
                         Talton R. Embry

Exhibit 2                                Execution Copy

                       AGREEMENT

     Agreement, dated as of June 25, 1996, between MAGTEN
ASSET MANAGEMENT CORP., a Delaware corporation ("Magten") and THERMADYNE HOLDINGS CORPORATION, a Delaware corpora-tion ("Thermadyne").

     WHEREAS, Magten is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940;

     WHEREAS, Magten, on behalf of its investment advisory clients, beneficially owns approximately 32.5% of the issued and outstanding common stock, par value
$0.01 per share, of Thermadyne; and

     WHEREAS, Thermadyne and Magten desire to enter into this Agreement to set forth certain restrictions and rights with respect to Magten's acquisition of capital stock of Thermadyne in connection with the execution of that certain Amended and restated Credit Agreement dated
June 25, 1996, among Thermadyne, the various lending institutions named therein and Bankers Trust Company, as agent for such lending institutions.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto agree as follows:

     SECTION 1.  Covenants of Magten.  Prior to the
Termination Date (as hereinafter defined) and subject to the further provisions hereof:

          (a) neither Magten nor any person directly or indirectly controlling, controlled by, or under common control with Magten (collectively, the "Magten Group") will, directly or indirectly, acquire beneficial owner-ship (as defined in Rule 13d-3 under the Securities
Exchange Act of 1934 (the "Exchange Act")) of any class of capital stock of Thermadyne which is then entitled to vote generally in the election of directors (collective-ly, "Voting Securities"), if the effect of such acquisi-tion would be to increase the aggregate voting power in the election of directors of all Voting Securities then owned by all members of the Magten Group to greater than 50% of such total combined voting power of all of the Voting Securities then issued and outstanding; provided, however, that the Magten Group may acquire Voting
Securities without regard to the foregoing limitation if any of the following events shall occur: (i) a tender or exchange offer is made by any person or 13D Group (as hereinafter defined) (other than an affiliate of, or any person acting in concert with, any member of the Magten
Group) to acquire Voting Securities which, if added to the Voting Securities, if any, already then owned by such person or 13D
PAGE

Group would represent more than 50% of the total combined voting power of all Voting Securities then outstanding or
(ii) it is publicly disclosed or Magten otherwise learns that voting Securities representing more than 50% of the total combined voting power of all Voting Securities then outstanding have been acquired, or are proposed (in a public announcement or filing) to be acquired, by any person or 13D Group (other than an affiliate of, or any person acting in concert with, any member of the Magten
Group). As used herein, the term "13D Group" shall mean any group of persons formed for the purpose of acquiring, holding, voting or disposing of Voting Securities which would be required under Section 13(d) of the Exchange Act and the rules and regulations thereunder to file a statement on Schedule 13D with the Securities and Exchange Commission as a "person" within the meaning of
Section 13(d)(3) of the Exchange Act if such group beneficially owned Voting Securities representing more than 5% of the total combined voting power of all Voting
Securities then outstanding.

          (b)  No member of the Magten Group shall,
directly or indirectly, offer, sell or transfer more than 10% (or 20% in the case of offers, sales or transfers to mutual fund companies) of the total outstanding Voting
Securities (in a single transaction or a series of related transactions) to any person or 13D Group (other than to Thermadyne or to another member of the Magten
Group) unless Magten secures the binding agreement of the acquirer to make a ratable offer to acquire not less than such total number of Voting Securities from all stock-holders of Thermadyne (including the Magten Group) for a price at least equal to the highest consideration offered by the acquirer to Magten for such Voting Securities;
provided, however, that the provisions of this paragraph
(b) shall not apply to offers, sales or transfers of Voting Securities pursuant to (i) transactions consummat-ed in the open market and (ii) underwritten public offerings.

          (c) The covenants and agreements set forth in this Section 1 shall not apply to the portion of any client account over which any member of the Magten Group does not possess voting or investment control.

     SECTION 2.  Covenants of Thermadyne.

          (a) Prior to the Termination Date and subject to the further provisions hereof, in the event Magten delivers a written request to Thermadyne seeking to waive the restrictions contained in Section 1(a) above, Thermadyne's Board of Directors shall, within 10 business days, take all such corporate action as is necessary to waive all such restrictions provided that (i) the grant of such waiver will not result in, and cannot reasonably be expected to result in, any unreimbursed costs, expenses or
PAGE
damages or in any other material adverse consequences to Thermadyne and (ii) Magten's acquisition of a majority interest in the Voting Securities can be accomplished in an orderly manner.

          (b) Prior to the Termination Date and subject to the further provisions hereof, in the event Magten delivers a written request to Thermadyne seeking to waive the restrictions contained in Section 1(b) above, Thermadyne's Board of Directors shall consider such request in good faith and grant such waiver if, in the Board's sole judgment, such waiver is in or not opposed to the best interests of Thermadyne.

     SECTION 3.  Representations and Warranties of
Magten. Magten hereby represents and warrants to Thermadyne that (a) Magten has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, (b) this Agreement has been duly authorized, executed and delivered by Magten and constitutes a valid and binding agreement of Magten enforceable in accordance with its terms, and (c) neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby conflict with the certificate of incorporation or bylaws of Magten or constitute a violation or default under any material agreement or instrument to which Magten is a party or by which Magten or any of its material proper-ties may be bound.

     SECTION 4.  Representations and Warranties of
Thermadyne. Thermadyne hereby represents and warrants to Magten that (a) Thermadyne has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, (b) this Agreement has been duly authorized, executed and delivered by Thermadyne and constitutes a valid and binding agreement of Thermadyne enforceable in accordance with its terms, and (c) neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby conflict with the certificate of incorporation or bylaws of Thermadyne or constitute a violation or default under any material agreement or instrument to which Thermadyne is a party or by which Thermadyne or any of its material properties may be bound.

     SECTION 5.  Termination.  This Agreement may be
terminated by mutual consent of the parties hereto and will automatically terminate on November 1, 2003 unless extended pursuant to a written instrument signed by both parties hereto (such date of termination hereinafter being referred to as the "Termination Date").

     SECTION 6.  Injunctive Relief.  Magten and Therma-
dyne acknowledge and agree that irreparable damage would occur in the event any of the provisions of this Agree-ment were not performed in accordance with their terms or were otherwise breached. It is therefore agreed that the parties shall be entitled to an injunction or injunc-tions, without any requirement to post any bond, to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, in addition to any other remedy which either party may have at equity or law.

     SECTION 7.  Amendment and Modification.  This
Agreement may be amended, modified or supplemented only by a written instrument signed by both parties hereto.

     SECTION 8.  Validity.  The invalidity or enforce-
ability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

     SECTION 9.  Parties in Interest.  This Agreement
shall be binding upon and inure solely to the benefit of each party hereto, and, nothing in this Agreement, express or implied, is intended to confer upon any other person (including, without limitation, any other stock-holder of Thermadyne) any rights or remedies of any nature whatsoever under or by reason of this Agreement.

     SECTION 10.  Notices.  All notices and other
communications hereunder shall be in writing and shall be deemed given upon the earlier of delivery thereof if by hand or upon receipt if sent by mail (registered or certified mail, postage prepaid, return receipt request-
ed) or on the second next business day after deposit if sent by a recognized overnight delivery service or upon transmission if sent by telecopy or facsimile transmis-sion (with request of assurance of receipt in a manner customary for communication of such type) as follows:

               If to Magten, to:

               Magten Asset Management Corp.
               35 East 21st Street
               New York, NY  10010
               Attention:  Talton R. Embry
PAGE

               If to Thermadyne, to:

               Thermadyne Holdings Corporation
               101 South Hanley Road
               St. Louis, MO  63105
               Attention:  Randall E. Curran

     SECTION 11.  Governing Law.  This Agreement shall be
governed by and construed in accordance with the laws of the State of New York without regard to the conflicts-of-laws rules thereof.

     SECTION 12.  Counterparts.  This Agreement may be
executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

     SECTION 13.  Entire Agreement.  This Agreement
embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein and supersedes any prior agreements and under-standings between the parties with respect to such subject matter.

     SECTION 14.  Assignment.  This Agreement shall not
be assigned by operation of law or otherwise.

     SECTION 15.  Successors and Assigns.  All of the
provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

     SECTION 16.  Usage of Terms.  For the purposes of
this Agreement, unless otherwise specified:

     "affiliate" means, with respect to a person, any other person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such first person.

     "control" means the possession, directly or indi-rectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

     "person" means any individual, sole proprietorship, corporation, partnership, trust, unincorporated organiza-tion, mutual company, joint stock company, estate, union, employee organization, government or any agency or political subdivision thereof.
PAGE

          IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed on its behalf by its duly authorized officers, all as of the day and year first above written.


                         MAGTEN ASSET MANAGEMENT CORP.


                         By:  /s/ Talton R. Embry
                         Name:  /s/ Talton R. Embry
                         Title:  /s/ Chairman



                         THERMADYNE HOLDINGS CORPORATION


                         By:  /s/ James H. Tate
                         Name:  /s/ James H. Tate
                         Title: /s/ Sr. VP & CFO